March 6, 2006
Ms. Michele Gohlke, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	White Electronic Designs Corporation
Form 10-K for the Year Ended October 1, 2005
Form 8-K Filed on December 8, 2005
File No. 001-04817
Dear Ms. Gohlke:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated February 21, 2006 relating to White Electronic Designs Corporation’s Form 10-K for the fiscal year ended October 1, 2005 filed on December 15, 2005 and White Electronic Designs Corporation’s Form 8-K filed on December 8, 2005 (File No. 001-04817).
Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the Year Ended October 1, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25.
Results of Operations, page 31.
Comment:
1.	We note that you present non-GAAP measures in the form of a statement of operations for the year ended October 1, 2005. This format reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of sales, non-GAAP selling, general and administrative expenses, non-GAAP research and development expenses, non-GAAP income from operations, non-GAAP income before taxes which have not been identified or described to investors. Please note that Item 10(e) of Regulation S-K requires that you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. Please revise in future filings to remove the non-GAAP statements of operations format and disclose those non-GAAP measures used by management with the appropriate reconciliations. Refer to Item 10(e) of Regulation S-K and Frequently Asked Questions No. 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response:
We will comply with the Staff’s comment in future filings by removing the non-GAAP statements of operations format. In the event non-GAAP measures are presented elsewhere, those non-GAAP measures will include an explanation of how each is used by management and why we believe each measure provides useful information to investors, along with the appropriate reconciliations to the most directly comparable GAAP measures.
Comment:
2.	We note that you present non-GAAP financial measures such as net income excluding goodwill impairment charges, income tax adjustment of $.8 million, and a sales return adjustment of $.2 million. Please note that non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your future filings to remove these non-GAAP measures, or tell us why you believe you are in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K.
Response:
We believe the net income non-GAAP financial measures we disclosed were in compliance with Item 10(e)(1)(ii)(B). The $.2 million was an income tax provision to return adjustment in the third quarter which, when combined with the $.8 million income tax adjustment in the fourth quarter, resulted in a $1.0 million decrease in our provision for income taxes. We would expect small provision to return adjustments each year following the filing of our income tax returns, and will not report this as a non-GAAP measure in future filings.
We did not have a goodwill impairment within the prior two years, nor do we reasonably believe the nature of the impairment disclosed in our Form 10-K for the fiscal year ended October 1, 2005 is such that it is reasonably likely to recur within the next two years.
In future filings, we will not report non-GAAP measures identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.
Fiscal Year Ended October 1, 2005 compared to Fiscal Year Ended October 2, 2004, page 33.
Income Taxes, page 36.
Comment:
3.	Further to the above, we note that you disclose that your effective tax rate was 31% excluding the goodwill impairment charges, income tax adjustment of $.8 million, and a sales return adjustment of $.2 million for the year ended October 1, 2005. While this type of disclosure is helpful in describing your results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.
Response:
We will comply with the Staff’s comment in future filings by discussing changes in GAAP-based results only, identifying those unique or material transactions or events that contributed to the changes to the most directly comparable GAAP measures.
Form 8-K Filed on December 8, 2005
Comment:
4.	We note that you present non-GAAP measures in the form of statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of sales, non-GAAP SG&A, non-GAAP research and development expenses, non-GAAP income from operations, non-GAAP income before taxes which have not been identified or described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Frequently Asked Questions No. 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment after receiving your response.
Response:
We will comply with the Staff’s comment in future filings by removing the non-GAAP statements of operations format. In the event non-GAAP measures are presented elsewhere, those non-GAAP measures will include an explanation of how each is used by management and why we believe each measure provides useful information to investors, along with the appropriate reconciliations to the most directly comparable GAAP measure.
Closing
Furthermore, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing addresses the Staff’s comments. Please contact Roger Derse or Leslie Striedel at (602) 437-1520 with any questions you may have regarding the foregoing.
Sincerely,
/s/ Roger A. Derse
Roger A. Derse
Vice President and Chief Financial Officer

Cc:	Tara L. Harkins, Staff Accountant
Martin James, Senior Assistant Chief Accountant

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